                                                                      EXHIBIT 12

                      E. I. DU PONT DE NEMOURS AND COMPANY

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                    YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------
                          PRO FORMA
                           1994(C)   1994    1993       1992       1991    1990
                          --------- ------  ------     ------     ------  ------
Net Income..............   $2,352   $2,727  $  566 (a) $  975 (a) $1,403  $2,310
Provision for Income
 Taxes..................    1,555    1,655     392        836      1,415   1,844
Minority Interests in
 Earnings of
 Consolidated
 Subsidiaries...........       18       18       5         10          6       3
Adjustment for Companies
 Accounted for by the
 Equity Method..........       18       18      41          6         35      29
Capitalized Interest....     (143)    (143)   (194)      (194)      (197)   (161)
Amortization of
 Capitalized Interest...      154      154     144        101         94      84
                           ------   ------  ------     ------     ------  ------
                            3,954    4,429     954      1,734      2,756   4,109
                           ------   ------  ------     ------     ------  ------
FIXED CHARGES:
 Interest and Debt
  Expense-Borrowings(b).      994      559     594        643        752     773
 Adjustment for
  Companies Accounted
  for by the Equity
  Method-Interest and
  Debt Expense..........       55       55      42         62         11       9
 Capitalized Interest...      143      143     194        194        197     161
 Rental Expense
  Representative of
  Interest Factor.......      118      118     143        151        162     163
                           ------   ------  ------     ------     ------  ------
                            1,310      875     973      1,050      1,122   1,106
                           ------   ------  ------     ------     ------  ------
Total Adjusted Earnings
 Available for Payment
 of Fixed Charges.......   $5,264   $5,304  $1,927     $2,784     $3,878  $5,215
                           ======   ======  ======     ======     ======  ======
Number of Times Fixed
 Charges Are Earned.....      4.0      6.1     2.0        2.7        3.5     4.7
                           ======   ======  ======     ======     ======  ======

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(a) Income Before Extraordinary Item and Transition Effect of Accounting
    Changes.
(b) The weighted average interest rate on short-term borrowings outstanding at December 31, 1994 and 1993 was 5.85% and 4.91%, respectively. Average dollar amount of borrowings outstanding for the years ending December 31, 1994, 1993, and 1992, was $9,140, $11,390, and $10,770, respectively, based on month-end balances during this period, and the average interest rate for such borrowings was 7.24%, 6.56%, and 7.37%, respectively.
(c) On a pro forma basis, if the Seagram Redemption had occurred at January 1, 1994 (assuming that the related indebtedness throughout 1994).